Adams & Reese Letterhead

March 13, 2006

Via Federal Express and EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

One Station Place

100 F St. NE

Washington, D.C. 20549

Re:          BPZ Energy, Inc.

Registration Statement on Form SB-2

Filed July 27, 2005

File No. 333-126934

Amendment No. 1 to Registration Statement on

Form SB-2

Filed August 19, 2005

File No. 333-126934

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Filed April 15, 2005

File No. 0-29098

Forms 10-QSB for the Fiscal Quarters Ended

March 31, 2005, June 30, 2005 and September 30, 2005

File No. 0-29098

Dear Mr. Schwall:

Set forth below are the responses of BPZ Energy, Inc. (the “Company”) to certain of the comments contained in your letter dated February 10, 2006 regarding the Company’s above referenced filings. For your convenience, we have repeated in bold type the comments exactly as set forth in the February 10, 2006 letter. The Company’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

February 10, 2006 Letter

Form 10-KSB for the Fiscal Year Ended, December 31, 2004

Description of Business

General, page 3

1.             Please clarify in your document if BPZ Energy and BPZ-Texas are the same or separate legal entities. If separate, please clarify their relationship to each other. This disclosure would be helpful to facilitate investors understanding of various transactions and events that you disclose including your inter-company transactions presented in Note 3. In addition, please clarify if true, that the merged entity changed its name to BPZ Energy on February 4, 2005.

Response:

BPZ Energy, Inc. and BPZ-Texas are separate legal entities.

BPZ Energy, Inc. is a Colorado corporation which was formerly known as Navidec, Inc. It is the Registrant and is the legal entity referred to as “the Company” in its filings. In accordance with “reverse acquisition” accounting, Navidec, Inc. was the legal acquirer, but it was the accounting target, or acquiree. On February 4, 2005, at a special meeting of shareholders, Navidec, Inc. changed its name to BPZ Energy, Inc.

BPZ-Texas is BPZ Energy, Inc., a Texas corporation, which is a wholly-owned subsidiary of BPZ Energy, Inc. (Colorado). It was the accounting acquirer and the historical financial statements presented in all of the Company’s filings for periods prior to the Merger are those of BPZ-Texas, as noted in the Merger footnote.

In order to clarify the disclosure about the relationship between the two entities, the Company proposes to modify Note 1 to its Consolidated Financial Statements in an amended Form 10-KSB/A which the Company intends to file as soon as its pending accounting issues are resolved. Such footnote will read as follows:

BPZ Energy, Inc., a Colorado corporation (“BPZ” or the “Company”) was incorporated in 1993. It was formerly named Navidec, Inc. Based in Houston, Texas, BPZ is a development stage company with properties in northwest Peru and southwest Ecuador. The Company is focused on the development and production of oil and natural gas and the complementary development of gas-fired power generation.

On September 10, 2004, BPZ Energy, Inc., a Texas corporation (“BPZ-Texas”), consummated a reverse merger with Navidec, Inc. (“Navidec”) whereby BPZ-Texas became a wholly owned subsidiary of Navidec (the “Merger”). However, in the Merger, the stockholder group of BPZ-Texas obtained majority ownership and management control of the combined Company. Accordingly, for accounting purposes, the Merger was treated as a reverse merger of Navidec by BPZ-Texas. All financial statements presented herein represent the historical financial statements of the accounting acquirer, BPZ-Texas. The details of the Merger are discussed in Note 2 to the Consolidated Financial Statements. On February 4, 2005, the ~~Company~~ legal parent company, Navidec, Inc., changed its name to BPZ Energy, Inc. Although the Company’s name has been changed, the pre-merger company may be referred to as Navidec in this filing to avoid confusion.

2.             Your disclosure states that “BPZ Energy, Inc. a Texas corporation (“BPZ-Texas”) consummated a reverse merger.”  Please clarify this statement. It appears that BPZ Energy is a Colorado corporation and the merger agreement was entered into by BPZ Energy. In addition, please provide us with an organizational chart by legal entity both before and after the merger agreement was entered into.

Response:

Please see the response to comment number 1, above. In the Merger, the legal acquirer was Navidec, Inc., while the accounting acquirer was BPZ-Texas. The historical financial statements are those of BPZ-Texas, while the legal entity and the Registrant is Navidec, Inc. (which was subsequently renamed BPZ Energy, Inc.). As discussed above, the legal Registrant is a Colorado corporation. The Company has supplementally provided as Exhibit “A” an organization chart which reflects the legal entity structure both before and after the Merger to further clarify this.

Oil and gas resources, page 17

3.             We note your response to our prior comment number six. Please remove your disclosure that indicates you expect to record and disclose proved reserves subject to contingencies to avoid investor confusion.

Response:

The Company does not believe that the disclosures it has made in “Oil and Gas Resources” are confusing or misleading to investors, particularly given the circumstances of its properties as fully described in that section of its filing. The Company provided this disclosure language in its entirety to the Staff in its response letter dated June 8, 2005, comment number 1, prior to making such disclosures. In its comment number 2 in the comment letter dated June 17, 2005, the Staff specifically instructed the Company that, “You may disclose those missing elements that preclude your attribution of proved reserves here.”  The Company again provided this exact disclosure language to the Staff in its response letter dated June 24, 2005. The Company believes that this comment is inconsistent with the Staff’s previous instructions and that this issue has been thoroughly reviewed in previous correspondence with the Staff. The Company continues to believe that its current disclosures are reasonable and accurate and do not believe that any change in its disclosure language is required.

Recent Sales of Unregistered Securities, page 21

4.             It appears you have determined you are the accounting acquirer in a reverse merger transaction. As such, you should have assumed the capital structure of the accounting target (Navidec). As such, please modify your disclosures to discuss recent sales of unregistered securities of Navidec.

Response:

In its Form 10-KSB/A filed on January 17, 2006, the Company disclosed all sales of unregistered securities by Navidec, Inc. which occurred prior to the Merger during the years ended December 31, 2004 and 2003. Navidec, Inc. was the legal registrant during this period. The references to the “Company” in this section for periods prior to the Merger refer to Navidec, Inc., which was subsequently renamed BPZ Energy, Inc. on February 4, 2005. The Company has further disclosed all issuances of unregistered securities which occurred in connection with or subsequent to the Merger. Accordingly, the Company believes that its current disclosures are complete and accurate and that it has already complied with this request.

Management’s Discussion and Analysis and Plan of Operation

Results of Operations, page 22

5.             Please modify your disclosure that indicates you are in the early stage of “developing” your properties. It appears you should state that you are in the early stage of exploring your properties.

Response:

The Company’s initial drilling activities in the Corvina Field, which it currently expects to commence in June 2006, will be classified for accounting and operational purposes as “development.”  The primary objective is the Zorritos formation which has been previously logged and successfully tested for gas production. The report of Gaffney Cline & Associates, Inc. classifies the reserves in the Corvina Field as “proved” under the 1977 SPE/WPC definitions. As previously discussed with the Staff and as disclosed in “Oil and Gas Resources” on page 17 of the Form 10-KSB/A filed on January 17, 2006, the Company has not disclosed these reserves in its SEC filings as it does not currently have the financial capacity or commitments for a development program of the magnitude required to develop and produce these reserves. However, the fact that it has not disclosed such proved reserves in its SEC filings does not change the character of the project from “development” to “exploratory.”  As such, the Company does not believe that the use of the term “develop” or “development” in connection with its planned activities is inaccurate or misleading to investors. On the contrary, the Company believes that the use of “exploratory” or “exploration” to describe such activities would convey an inaccurate description of its planned operations.

Plan of Operation, page 22

6.             Please tell us if your plan of operation includes determining proved reserves. If true, please expand your disclosure accordingly.

Response:

As discussed in the Company’s response to comment number 5, above, the Company has reserves which are classified as proved from a geologic and engineering standpoint. However, the Company has not disclosed these reserves in its SEC filings as it does not currently have the financial capacity or commitments for a development program of the magnitude required to develop and produce these reserves. In response to this comment, the Company is proposing to add the following language to the second paragraph of its Plan of Operations in an amended Form 10-KSB/A which the Company intends to file as soon as its pending accounting issues are resolved:

Our plan of operation envisions the installation of a 140 megawatt (“MW”) gas-fired electric generation complex near the town of Caleta Cruz, in northwest Peru. This power plant will initially use gas from the Corvina Field in Block Z-1, which is located approximately 10 miles offshore from the power plant site. The Corvina Field has an existing platform which will be refurbished to make it suitable for drilling operations. There is also a shut-in gas well which we intend to recomplete and utilize for gas production. Our initial plans call for the drilling of six additional wells from the existing platform. We expect that successful results of these wells will permit us to disclose proved reserves, provided that we also have sufficient capital resources to be reasonably assured that such reserves can be developed by the Company. We are working to have the environmental and drilling permits and platform refurbishment completed by October 2005 and we expect to commence workover and drilling operations at that time. The drilling of the additional six wells will extend into 2006.

Critical Accounting Policies and Recent Accounting Pronouncements

Successful Efforts Method of Accounting, page 23

7.             We note your response to our prior comment number seven, and are unable to agree with your conclusions. It continues to appear that your policy with respect to future seismic date costs should reflect GAAP as written in SFAS 19. Please address the following:

•      Tell us why you believe the guidance of Paragraph 18 of SFAS 19 refers only to exploration costs.

•      Please tell us why you believe the capitalization of seismic data costs incurred with development drilling is a generally accepted practice in the oil and gas industry. Please cite specific examples in support of your conclusion.

Response:

The Company understands anecdotally that public oil and gas companies utilizing the successful efforts method of accounting capitalize the cost of seismic data which is acquired, subsequent to the determination of proved reserves, for the primary purpose of facilitating drilling operations to develop such proved reserves. In its view, these costs are properly classified as development costs under SFAS 19. However, the Company acknowledges the Staff’s view that such accounting policies are not specifically provided under SFAS 19 and is unable to cite specific examples or other authoritative guidance in support of its position. Accordingly, it has revised its accounting policy to indicate that seismic data costs are expensed as incurred. This change in policy has no effect on the Company’s financial statements for any period reported since the Company has not capitalized any seismic data costs. Its revised accounting policy, which will be included in an amended Form 10-KSB/A to be filed as soon as its pending accounting issues are resolved, will read as follows:

“We assess our capitalized exploratory wells pending evaluation each quarter to determine whether costs should remain capitalized or should be charged to earnings.  Other exploration costs, including geological and geophysical costs, are expensed as incurred.  Seismic costs incurred to select development locations within a productive oil and gas field are typically treated as development costs and capitalized.  Judgment is required to determine when the seismic programs are not within proved reserve areas and therefore would be charged to expense as exploration costs.  We recognize gains or losses on the sale of properties, should they occur, on a field-by-field basis.”

Report of Independent Registered Public Accounting Firm, page 28

8.             Please obtain a revised report that includes an opinion on the “inception to date” information you have provided in your amended filing.

Response:

The report of the independent registered public accounting firm has been revised to include an opinion on the inception to date information contained in its amended Form 10-KSB/A. Such revised opinion is attached as Exhibit “B” to this response letter and will be included in the amended Form 10-KSB/A which the Company intends to file as soon as its pending accounting issues have been resolved.

Financial Statements

9.             Please evaluate our financial statement comments in relation to all relevant filings including your amended pro forma presentation on Form 8-K/A filed on January 17, 2005.

Response:

The Company will amend its filings on Form 10-QSB/A, as applicable, to conform to the changes proposed herein, as follows:

	Description	Comment #
1)	Organization Footnote	1
2)	Plan of Operation – Proved Reserves	6
3)	Accounting Policies – Successful Efforts	7
4)	Intercompany Footnotes	11
5)	Financial Statements - Inception Date	12
6)	Statement of Stockholders Equity – “Restated”	15
7)	Purchase Price Allocation Footnote	18
8)	Related Party Transactions	26
9)	Internal Controls Disclosure	27

The Company will also make such changes to the financial statements incorporated by reference into its Registration Statements on Form SB-2/A, as applicable. The Company is not aware of any changes required to its filings on Form 8-K or 8-K/A based on the matters discussed in this comment letter.

10.          As you are an entity principally focused in an extractive industry, please revise the disclosures and labeling throughout your documents to characterize the company as an “exploratory stage” entity, rather than a “development stage” entity, as that term has specific meaning within the extractive industries and implies the existence of proved reserves.

Response:

The Company can find no authoritative guidance to support the Staff’s opinion on this issue. The term “development stage enterprise” is defined in SFAS 7, paragraph number 9, as follows:

9. A development stage enterprise will typically be devoting most of its efforts to activities such as financial planning; raising capital; exploring for natural resources; developing natural resources; research and development; establishing sources of supply; acquiring property, plant, equipment, or other operating assets, such as mineral rights; recruiting and training personnel; developing markets; and starting up production.

Paragraph 9 includes both exploration and development activities within the definition of a “development stage enterprise.”  Further, The Company finds no conformity of practice regarding this issue. It is aware of numerous examples of SEC registrants without proved reserves which use the description, “Development Stage Company,” in their financial statements. The Company believes that the nature of its business activities is clearly described in its filings and that investors will not be confused by this description. It believes this description is well-understood within the financial community to describe entities which have not yet commenced or generated significant revenues from planned principal business activities.

Consolidated Balance Sheet, page 28

11.          Your accounting for various inter-company transactions and related matters remains unclear. Please address the following:

•      In the beginning of your document you indicate that BPZ Energy and BPZ-Texas were the same entity. If true, please modify your disclosure in Note 3, to refer to a single entity rather than both.

•      Otherwise, tell us why BPZ Energy is recognizing assets and expenses associated with amounts incurred and expended for the benefit of BPZ-Texas.

•      Clarify why BPZ Energy made payment to its former parent on behalf of BPZ-Texas.

•      Please tell us if an inter-company loan arrangement existed between BPZ Energy and BPZ-Texas that has subsequently been forgiven.

•      Tell us why the $162,890 due to the company from BPZ & Associates is not reflected as an adjustment to BPZ Energy’s shareholders equity.

Response:

As discussed in the Company’s response to comment number 1, above, BPZ Energy and BPZ-Texas are separate legal entities. The Company has improved its disclosure in Note 1 to clarify this relationship and to more clearly disclose that the financial statements presented herein are the historical financial statements of BPZ-Texas for periods prior to the Merger. Additionally, the Company is proposing to modify Notes 3 and 10 as presented below to clarify the relationship of these entities in connection with the intercompany transactions.

Note 3 - Restatement of Financial Statements

Intercompany Transactions with BPZ & Associates, Inc.

At December 31, 2003, ~~the Company~~ BPZ-Texas, the reporting entity in these financial statements, had a net receivable of $162,890 due from BPZ & Associates, Inc., which was the parent of ~~the Company~~ BPZ-Texas prior to the Merger. Additionally, ~~BPZ Energy, Inc.~~ during 2004, BPZ-Texas made additional cash payments to BPZ & Associates, Inc. totaling $789,501 prior to the Merger. In connection with the Merger, the shares of BPZ-Texas which were held by BPZ & Associates, Inc. were distributed to the shareholders of BPZ & Associates, Inc. in a corporate reorganization. Additionally, all intercompany advances receivable from BPZ & Associates, Inc. were forgiven. The Company initially recorded the ~~forgiveness~~ forgiveness of these intercompany advances as if they were a dividend payment from BPZ-Texas to BPZ & Associates, Inc. However, BPZ-Texas did not have sufficient capital to declare a dividend of this amount. Accordingly, the Company re-analyzed the nature of these expenditures and concluded that essentially all of these costs should be characterized as expenditures which were incurred for the benefit of BPZ-Texas. Of such payments, $370,000 was determined to relate to the acquisition of SMC Ecuador, Inc., of which $167,500 was paid to third parties and $202,500 was for the benefit of BPZ & Associates, Inc. The remaining balance of $582,391 was attributable to personnel and office expenses incurred by BPZ & Associates, Inc. on behalf of BPZ-Texas and has been recorded as part of ~~the Company's~~ general and administrative expenses.

Note 10 – Affiliate and Related Party Transactions

At December 31, 2003, ~~the Company~~ BPZ-Texas, the reporting entity in these financial statements, had a net receivable of $162,890 due from BPZ & Associates, Inc., which was the parent of ~~the Company~~ BPZ-Texas prior to the Merger. Additionally, ~~BPZ Energy, Inc.~~ during 2004, BPZ-Texas made additional cash payments to BPZ & Associates, Inc. totaling $789,501 prior to the Merger. Of such payments, $370,000 ~~relates~~ related to the acquisition of SMC Ecuador, Inc., of which $167,500 was paid to third parties and $202,500 was for the benefit of BPZ & Associates, Inc. The remaining balance of $582,391 was attributable to personnel and office expenses incurred by BPZ & Associates, Inc. on behalf of BPZ-Texas and has been recorded as part of ~~the Company’s~~ general administrative expenses.

Prior the Merger, BPZ-Texas was a wholly-owned subsidiary of BPZ & Associates, Inc. Both were private companies. It was the customary practice of these entities to transfer cash back and forth as necessary to meet the various funding needs of each entity. Commencing in 2004, the nature of the business operations changed. BPZ & Associates, Inc., a consulting company, ceased providing consulting services to third parties and began providing services exclusively to BPZ-Texas. BPZ-Texas funded the operations of BPZ & Associates, Inc. through intercompany advances, but there was no formal process for billing intercompany services. Accordingly, these charges were recorded as an intercompany receivable. In accordance with Staff Accounting Bulletin Topic 5T, expenses paid on behalf of a Registrant by a principal stockholder should be recognized as expenses of the Registrant.

In connection with the Merger, BPZ & Associates, Inc. ceased business operations and its employees and office expenses were transferred to BPZ-Texas, which became responsible for those costs subsequent to the Merger. As discussed above, there was no formal intercompany loan arrangement and the intercompany balance on the date of the

Merger was forgiven. However, based on subsequent analysis of these costs, it was determined that essentially all of these costs were incurred for the benefit of BPZ-Texas. The intercompany balance as of December 31, 2003 of $162,890 was offset during 2004 against amounts otherwise due to BPZ & Associates, Inc. Accordingly, it was not an equity transaction.

Consolidated Statements of Operation, page 30

12.          Please modify your headings to indicate the inception date.

Response:

The Company will include the inception date of August 20, 2001 in the headings of all its financial statements in the amended Form 10-KSB/A which the Company intends to file as soon as its pending accounting issues have been resolved.

13.          Please tell us the number of shares used to determine EPS for all years presented. Please note that under reverse merger accounting, EPS should be recast using the capital structure of the accounting target (Navidec).

Response:

The weighted average common shares outstanding for the years ended December 31, 2004 and 2003 were 8,558,528 and 4,103,454, respectively, as disclosed on the face of the income statement. For each period, the weighted average number of common shares outstanding for purposes of calculating earnings per share has been recast to conform to the capital structure of Navidec, Inc., the accounting target. Specifically, the shares of BPZ-Texas have been retroactively adjusted in the same manner as a stock split to conform to the share exchange ratio in the Merger Agreement with Navidec, Inc. Accordingly, the Company has retained the capital structure of the accounting target, Navidec, Inc.

Consolidated Statements of Stockholders’ Equity, page 30

14.          We note your response to our prior comment number 11. Your Statements of Shareholders’ Equity reflect 4,103,454 shares outstanding as of December 31, 2002 and December 31, 2003. You further indicate in your response to our comment number 16 that this amount represents the number of shares of BPZ-Texas outstanding as of December 31, 2003. If true, please tell us why you have not retained the capital structure of Navidec. We note as of December 31, 2003, 2,189,313 shares of Navidec were outstanding. Please be advised that under reverse merger accounting, the capital structure should reflect that of accounting target (Navidec). As such, we would expect the historical common shares outstanding of Navidec to be reflected up to the merger date, plus the 9 million shares issued in connection with the merger, plus any post merger issuances to arrive at the December 31, 2004 balance. Please revise this Statement accordingly.

Response:

The Company regrets that its responses to comments number 11 and 16 in its previous response letter were not clear. The Company has retained the capital structure of the accounting target, Navidec, Inc. As noted in comments number 1 and 13, above, the financial statements for all periods prior to the Merger are those of the accounting acquirer, BPZ-Texas. In accordance with reverse acquisition accounting, the capital structure of BPZ-Texas has been recast to conform to the capital structure of Navidec, Inc., the accounting target. Specifically, the number of common shares of BPZ-Texas has been retroactively adjusted in the same manner as a stock split to conform to the share exchange ratio in the Merger Agreement with Navidec, Inc. and the par value of those shares has been recast to conform to the capital structure of the legal parent company, Navidec, Inc. With those exceptions, the balances of equity accounts and capital transactions for all periods prior to the Merger are those of the accounting acquirer, BPZ-Texas.

The Company respectfully disagrees with the Staff’s position that “we would expect the historical common shares outstanding of Navidec, Inc. to be reflected up to the merger date.”  This is not the result intended by the phrase “retain the capital structure of the accounting target.”  The accounting for reverse acquisitions is most clearly described in the Implementation Guidance to the FASB’s Current Exposure Draft on Business Combinations, paragraphs A116(b) and (c). While the FASB has not issued this replacement for SFAS 141, in this case the Implementation Guidance merely describes and codifies existing accounting practices regarding reverse acquisition accounting. These accounting practices are also described in detail in the Commerce Clearing House Accounting Research Manager, SFAS 141 Interpretation 141.17-2, “Reverse Acquisitions.”  Accordingly, the Company believes its accounting for the reverse acquisition of Navidec, Inc. is correct.

15.          It appears that amounts contained in your Statements of Stockholders’ Equity have been changed in your amended filing. Please label these amounts as “Restated” in your next amendment.

Response:

The Statement of Stockholders’ Equity is identified as “Restated” in the title to the statement under the caption, “Years Ended December 31, 2004 (Restated) and 2003.”  Based on this comment from the Staff, the Company will add the description “(restated)” after the caption “Balance, December 31, 2004” in the body of the statement as well. This change will be reflected in the amended Form 10-KSB/A which the Company intends to file as soon as its pending accounting issues have been resolved.

Consolidated Statements of Cash Flows, page 32

16.          Please tell us why you have presented “Advances to affiliates” as a financing activity.

Response:

Prior to the Merger, BPZ-Texas and its former parent company, BPZ & Associates, Inc., engaged in routine intercompany cash transfers and other similar intercompany transactions. The Company believes that these intercompany transactions, when presented on a separate company basis in the financial statements of BPZ-Texas, are in substance lending and borrowing transactions and are most properly reflected as financing activities rather than investing activities.

Note 1 – Basis of Presentation and Significant Accounting Policies

Stock Based Compensation, page 35

17.          Please expand your disclosure to include the pro forma disclosures required by SFAS 148.

Response:

As of December 31, 2004, the Company had made no awards of stock-based compensation which were accounted for under the intrinsic method of accounting under APB Opinion No. 25, and therefore no disclosure of the pro forma effects of the differences between the intrinsic and fair value methods is required. The Company disclosed this in Note 9, “Stockholders’ Equity - Stock Options Outstanding” with the phrase, “All of the above stock options were recorded at fair market value on the date of the Merger. Accordingly, no disclosure of pro forma results of operations under SFAS No. 123 is required.”

Note 2 – Acquisition of Navidec, page 36

18.          We note your purchase price allocation and are unclear with respect to various assets and obligations you identify as consideration received. Please address the following:

•      Please tell us why you have not recorded on your balance sheet assets and liabilities resulting from the transaction, resulting from consideration given by BPZ in excess of the shares exchanged.

•      Please tell us why you are including cash, marketable securities, property and equipment, accounts payable, accrued liabilities and notes payable as components of your purchase price allocation. It appears from your disclosure that you do not have the rights to such assets and we understand further from your disclosure that all pre-merger assets and liabilities were transferred into NFS.

•      Please tell us how “BPZ common stock issued to NFS (662,149 shares)” represents consideration received subject to purchase price allocation. In addition, tell us how you determined the fair value of these shares for purchase price allocation disclosure. It appears in your purchase consideration table, that you determined the value of the consideration paid relative to these shares to be substantially less.

•      Please address the above comment in relation to your warrants issued to NFS as well.

Response:

The Merger Agreement between BPZ-Texas and Navidec, Inc. provided that all of the pre-merger business assets and liabilities of Navidec, Inc. would be transferred to a wholly-owned subsidiary, Navidec Financial Services, Inc. (“NFS”). The terms of the Merger Agreement required this subsidiary to be spun off to the holders of record of Navidec, Inc. on the day prior to the completion of the Merger. Although the Company was the nominal owner of the common stock of NFS following the completion of the merger on September 10, 2004, the Company does not control NFS, and the Company has accounted for its nominal ownership of the subsidiary under the equity method of accounting, pending consummation of the spin-off. Accordingly, the Company has recorded the net assets and liabilities of NFS in its balance sheet under the caption, “Investment in Navidec Financial Services.”  The assets and liabilities of NFS are held for the beneficial ownership of the stockholders of record of Navidec as of September 9, 2004 until the spin off of the subsidiary is accomplished as called for by the Merger Agreement. The Company provided an extensive analysis of its rationale for this accounting treatment in its letter to the Staff dated November 17, 2005.

The assets and liabilities of NFS formed the basis for the purchase price allocation. The presentation of the details of the purchase price allocation was intended to present additional information to the investor about the assets and liabilities of NFS at the date of the Merger. Based on the Staff’s comments, the Company agrees that the presentation of the purchase price allocation may be confusing since the Company does not directly have the rights to such assets nor is it responsible for such liabilities. Accordingly, the Company proposes to modify its disclosure of the purchase price allocation to more clearly present this information, as follows:

Purchase Price Allocation

Description	Value Allocated
BPZ common stock issued to NFS (662,149 shares)	$2,125,498
Warrants to purchase BPZ common stock issued to NFS (1,500,000 million warrants)	2,640,000
Goodwill and intangible assets	2,400,753
Other assets and liabilities of NFS, net	332,673
Total purchase price allocation	$7,498,924

Additionally, the Company proposes to add the following paragraph below the table to further clarify the basis and disposition of the purchase price paid for Navidec, Inc. to avoid investor confusion:

The purchase price paid for Navidec, Inc. is attributable solely to the value of Navidec Financial Services, Inc., an entity which is required to be spun-off, as discussed below. Accordingly, the purchase price is recorded under the caption, Investment in Navidec Financial Services, Inc. See Note 6 to the Consolidated Financial Statements for further details. Additionally, as disclosed in Note 9 to the Consolidated Financial Statements, the value of the Company’s common stock and warrants held by NFS are recorded as treasury securities.

Because the marketable securities of NFS consist solely of BPZ securities, it is essential to separately disclose those securities in order to gain a proper understanding of the accounting for the transaction. Additionally, the Company believes that disclosure of the amount of goodwill is appropriate.

The 662,149 shares of BPZ common stock issued to NFS was part of the purchase consideration deemed paid by BPZ-Texas in the reverse merger. In accordance with SFAS 141, paragraph 22, the aggregate purchase consideration paid was recorded based on the value of such consideration during the five day period beginning two days prior to the date that the terms of the Merger transaction were agreed to and announced, July 8, 2004. The use of this method for valuing the consideration paid was discussed with Jill Davis of the Staff in a conference call in early November 2005. The allocation of the purchase price was made based on the values of the net assets and liabilities subject to such allocation on the date the transaction was closed and recorded on the books of BPZ-Texas, September 10, 2004. There was a difference in the market values of the BPZ securities between those two dates. The Company believes this accounting treatment is in accordance with SFAS 141 and is proper.

The warrants to purchase BPZ common stock which were issued to NFS were also part of the purchase price consideration paid by BPZ. Such warrants were valued using the Black-Scholes model. They were also valued in the same manner and on the same dates for purchase price consideration and purchase price allocation as the BPZ common stock issued to NFS, discussed above.

19.          We note your response to our prior comment number 18. Please tell us why you have not recorded a liability associated with your obligation to issue your shares and remit the cash proceeds to NFS.

Response:

The assumption of the warrants and stock options of Navidec outstanding at the time of the Merger represents part of the consideration for the purchase of Navidec by the Company. As such, the estimated value of such consideration was calculated using the Black-Scholes model, in a manner consistent with the method described in the Company’s response to the previous comment.

The ultimate number of Navidec warrants and stock options which will be exercised prior to their expiration is contingent and cannot be known. In addition, the terms of the Navidec, Inc. 2004 Stock Option Plan under which these options were originally issued has a cashless exercise provision. To the extent that the options holders utilize this cashless exercise feature, the Company would not remit any cash to NFS upon exercise of those options.

The exercise of the legacy Navidec stock options will never result in a net cash outlay by the Company and as such does not constitute a liability. To the extent that the Company has a contingent obligation for remitting cash to NFS for future potential exercises of Navidec stock options, it also has a contingent receivable, representing those same cash proceeds which would be remitted to the Company. The potential requirement for future cash remittances to NFS in this matter is exactly equal to the future cash proceeds from such items. The Company does not believe that either of these contingent items would be properly reflected as assets or liabilities in the financial statements as they represent contingent future capital transactions.

20.          We note your response to our prior comment number 19. Please tell us why you have not recorded a liability for the assumption of outstanding warrants.

Response:

The assumption of the warrants and stock options of Navidec outstanding at the time of the Merger represents part of the consideration for the purchase of Navidec by the Company. As such, the estimated value of such consideration was calculated using the Black-Scholes model, in a manner consistent with the method described in the Company’s response to the above comment number 18. Unlike the legacy Navidec stock options discussed in the previous response, the Company will receive all cash proceeds from the exercise of such legacy Navidec warrants. As such, these transactions, which are settled by the issuance of common stock by the Company, represent capital transactions and would not be properly reflected as liabilities.

21.          We note your response to our prior comment numbers 20 and 21. Please tell us how you intend to account for the 662,149 shares and 1.5 million warrants subsequent to the distribution and ultimate spin off of NFS. In addition, please tell us if you are including the value of these shares and warrants as a component of your equity investment in NFS.

Response:

As in disclosed Note 9, “Stockholders’ Equity – Common Stock and Warrants Held by Affiliate,” the Company’s equity securities held by NFS, including common stock and warrants, are treated as treasury securities by BPZ until such time as the spin-off occurs. For accounting purposes, they are initially recorded as a component of the Company’s investment in NFS, but are reclassified as treasury securities for financial reporting purposes. As such, they are not included as a component of the Company’s reported investment in NFS. When the spin-off occurs, the equity securities held by NFS will be in the hands of an unaffiliated third party and will no longer be treasury securities.

The Company has included as Exhibit “C” to this correspondence a schedule reflecting, on a pro forma basis, the entries which would have been required as of September 30, 2005 had the spin-off occurred on that date. In accordance with spin-off accounting, the distribution of NFS to the shareholders represents a dividend of non-monetary assets and as such would ordinarily be recorded as a debit to retained earnings of the Company. However, based on the guidance in the Commerce Clearing House Accounting Research Manager, the Company believes that this is in substance a distribution of part of the capital of the Company and as such should be recorded as a debit to capital stock. Additionally, since the Company has a deficit in retained earnings, the distribution cannot legally be declared as a dividend of retained earnings. The guidance in Chapter 16, “Capital and Other Equity - Distributions in Spinoffs, Reorganizations and Liquidation,” is reproduced below:

Charge to Retained Earnings

Generally, distributions in spinoffs, reorganizations and liquidations should be charged to retained earnings. If the distributions can be legally paid out of paid-in capital or if they represent a return of the shareholders’ original investment, however, they should be charged to the capital stock accounts to the extent those accounts are legally reduced, with the balance charged to additional paid-in capital. Any costs incurred to effect the spinoff should be expensed.

The Company disclosed the pro forma effect of the spin-off in Note 6, Investment in Navidec Financial Services,” as follows:

NFS will continue to be reflected as an equity investment in the financial statements of the Company until such time as the final distribution of NFS shares in the spin-off is consummated. This is expected to require an effective registration statement with the SEC. The Company is continuing to assist the management of NFS, as requested, in its efforts to consummate the spin-off of NFS, but has no control over the registration process of NFS and cannot predict when the management of NFS will be able to complete the final distribution of NFS common shares. The Company’s stockholders’ equity will be reduced by the recorded amount of the investment in NFS at such time as the spin-off is consummated. As of December 31, 2004, stockholders’ equity and the investment in NFS would have been reduced by $1.1 million if the spin-off had been consummated on that date.

22.          We note your response to our prior comment number 24. In your response you indicate that “the final spin-off would be a Form 8-K event for the Company”. Please tell us why you didn’t believe your attempted distribution of the NFS shares on February 3, 2005 was a material event, reportable under Item 2.01 of Form 8-K as a disposition of assets. It appears you intended to affect the final distribution on that date. In addition, it continues to appear that you should have disclosed the recall on March 17, 2005 on both Form 8-K and in your Form 10-KSB filed on April 15, 2005. Please provide us with a robust understanding of why the company does not believe it was obligated to disclose the March 17, 2005 recall and specifically why this information was not disclosed in your Form 10-KSB, following your disclosure explaining the February 3, 2005 distribution.

Response:

The Company became aware of the attempted distribution of NFS shares after the fact. The Company took no action, and was not requested by NFS to take any action, with respect to the mechanics of the distribution. NFS unilaterally interacted with the transfer agent with respect to both the purported distribution and its subsequent cancellation. The Company was not consulted at any time about the distribution mechanics nor was it advised of the attempted distribution until after it had occurred.

As previously disclosed in its public filings, the Company considered the NFS shares to be legally owned by the former Navidec shareholders effective as of September 9, 2004. The Company was advised by counsel to both NFS and the Company that the spin-off of NFS had been consummated in substance from a legal perspective prior to the merger. The Company was further advised, and agreed, it had no legal right to the assets, liabilities or operations of NFS, but only that it had an obligation to assist with the eventual spin-off of the NFS shares. As noted above, NFS did not even seek the assistance of the Company for the purported distribution. Accordingly, the Company has consistently disclosed that it had no control over NFS, or the registration of the NFS shares to be distributed. The Company’s financial statements, since revised, also reflected the Company’s belief that the spin-off had already effectively occurred as a legal and financial matter.

In keeping with that position, and its understanding at the time, the Company viewed the actual distribution, which was stated to be effective as of September 9, 2004, as a mere formality. The subsequent cancellation of the distribution simply negated that action, making it a non-event. The Company believed it had already adequately disclosed the legal and financial implications of the spin-off of NFS in its filings relating to the Merger. The Company believed any additional disclosure would have been redundant of the information already disclosed and not material to its investors.

Additionally, with respect to the cancellation of the distribution, NFS, which was in full control of the matter of the distribution, filed an 8-K on March 18, 2005, which advised the beneficial owners of the NFS stock of the status of the distribution.

Although it still claims no legal right to the NFS stock, the Company has, since these events, agreed with the SEC to recharacterize the nominal ownership of the NFS shares in its financial statements. The Company has amended the pertinent filings to convey this change. Consequently, the Company believes the public has been adequately advised of the legal and financial status of these matters.

Note 3 – Restatement of Financial Statements

Accounting for NFS, page 38

23.          Tell us and disclose how you determined the value of your investment in NFS as of the date of the merger.

Response:

Please see the Company’s response to comment number 18, above.

24.          Please tell us why you have not reflected a liability on your balance sheet, to distribute your investment in NFS.

Response:

Based on the Staff’s previous comments, the Company has restated its financial statements to account for the pending spin-off of NFS in accordance with SFAS 144, paragraph 27, which states, “A long-lived asset to be disposed of other than by sale (for example, by abandonment, in an exchange for a similar productive long-lived asset, or in a distribution to owners in a spinoff) shall continue to be classified as held and used until it is disposed of.”  As described in the Company’s response to comment number 21, above, the final spin-off of the Company’s investment in NFS would result in a charge to stockholders’ equity, not a reduction in a liability.

The Company is not aware of any authoritative literature that addresses a liability in connection with a proposed spin-off. Additionally, the Company does not believe that the intent to spin-off a subsidiary or investee meets the definition of a liability pursuant to FASB Concept Statement No. 6. Accordingly, the Company does not believe that it is appropriate to record a liability for a planned but unconsummated spin-off.

Note 5 – Investment in Ecuador Property and Note Payable, page 40

25.          Please disclose whether or not a gain or loss was recognized in association with your cancelled loan and acceleration of your working interest ownership.

Response:

As discussed in the Company’s response to comment numbers 12 and 13 in the comment letter dated January 17, 2006, the Company accounted for the cost of the working interest ownership conveyed to the lender at the time of the borrowings as deferred financing costs. Such deferred financing costs would have been amortized to expense over the term of the loan. When the loan was restructured in September 2004, a substantial part of the deferred financing costs were charged to expense at that time. Of the $428,000 in total deferred financing costs associated with the working interested conveyed to the lender, $360,439 were charged to expense as of September 30, 2004 in connection with the partial early termination of the loan. This is disclosed in Note 4 to the Consolidated Financial Statements. There was no gain or loss associated with the Company’s investment in the Ecuador Property as the working interest conveyed to the lender had already been accounted for in the initial transaction and the Company’s investment in the Ecuador Property was recorded based on the value of the net interest it purchased, excluding the working interest conveyed to the lender.

Note 10 – Affiliate and Related Party Transactions, page 45

26.          We note that BPZ & Associates has relinquished its 10% overriding royalty interest. Please tell us and disclose if any compensation was given in exchange for their relinquishment. In addition, please expand your disclosure to describe the “more traditional management incentive plan” that is mentioned.

Response:

The Company did not give any consideration or compensation in exchange for the relinquishment of this overriding royalty interest. The principals of BPZ & Associates, Inc. who were entitled to this interest in connection with the Merger Agreement became convinced that this overriding royalty interest could have potential negative effects in the Company’s relationships with its shareholders, could potentially hinder financing of the project and could pose the potential for conflicts of interest in the Company’s future operations and capital decisions. Accordingly, such persons relinquished their rights to the overriding royalty interest to the Company without consideration. The primary beneficiaries of this arrangement would have been the Company’s Chairman of the Board of Directors, Dr. Fernando Zuniga y Rivero, and the Company’s President and Chief Executive Officer, Manuel Pablo Zuniga-Pflucker. These individuals are presently each compensated at an annual salary of $120,000 per year and currently have no cash or equity incentive arrangements outside of their shareholdings in the Company. It is expected that the Compensation Committee will review the cash compensation and the future cash and equity incentive arrangements of both of these key officers in the future. However, neither the Compensation Committee nor these officers have any expectations or understandings, written or otherwise, regarding their future cash compensation or future incentive arrangements. The disclosure language previously provided in Note 10 was intended to convey only that the overriding royalty arrangement was being terminated and that these officers would receive appropriate management compensation packages typical for executives in their positions in the future. The Company agrees that this language could be misinterpreted and have proposed removing such language as follows:

As reflected in the Merger Agreement, BPZ & Associates, Inc. retained a 10% overriding royalty interest in the four blocks in Peru consisting of Block Z-1, Block XIX, Area VI and Area XVI on which the Company has exclusive rights and licensing agreements for oil and gas exploration and production. BPZ & Associates, Inc. is an entity controlled by certain officers and directors of the Company. After further consideration, the principals of BPZ & Associates, Inc. concluded that it would be in the best interests of the Company and its shareholders to eliminate this overriding royalty interest ~~and to put into place a more traditional management incentive plan based upon the results of the Company and other appropriate measures of Company success~~. Accordingly, BPZ & Associates, Inc. has relinquished this 10% overriding royalty interest.

Form 10-QSB for the Quarter ended September 30, 2005

Evaluation of Disclosure Controls and Procedures, page 26

27.          We note your disclosure that indicates that with the exception of the restatement issue, you determined your disclosure controls and procedures were effective. Please note that it appears you are stating your controls and procedures were effective to the extent they were ineffective. Please modify your disclosure to provide an overall effectiveness conclusion.

Response:

The Company proposes to modify its disclosure about the effectiveness of internal control in an amended Form 10-KSB/A to be filed as soon as its pending accounting issues are resolved. The first paragraph of Item 3(a) would read as follows:

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act. Based upon that evaluation, as a result of the restatement issue discussed below, our Chief Executive Officer and Chief Financial Officer

concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report to provide reasonable assurance that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

We appreciate your consideration of this response. Given the complexity of the accounting issues involved and the apparent difference of opinion regarding the application thereof, the Company would like to arrange a conference call with the Staff. Please contact the undersigned at (713) 308-0109 to make such arrangements.

Very truly yours,

ADAMS AND REESE LLP

Mark W. Coffin

cc:           Ms. Mellissa Campbell Duru

Mr. Kevin Stertzel

Ms. Jill Davis

United States Securities and Exchange Commission

Mr. Manuel Zuñiga

Mr. Randall D. Keys

BPZ Energy, Inc.

Exhibit “A”

BPZ Energy, Inc.

Legal Entity Structure

As of December 31, 2005

(a)   BPZ & Associates, Inc., the former parent of BPZ-Texas, was not a party to the Merger

(b)   Renamed BPZ Energy, Inc. on February 4, 2005

(c)   Current nominal ownership approximately 65%

Exhibit “B”

Report of Independent Registered Public Accounting Firm

To the Board of Directors

BPZ Energy, Inc. and Subsidiaries

(A Development Stage Company)

We have audited the consolidated balance sheets of BPZ Energy, Inc. and Subsidiaries (A Development Stage Company), as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the years then ended and for the period from August 20, 2001 (date of inception) through December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BPZ Energy, Inc. and Subsidiaries (A Development Stage Company) as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years then ended and for the period from August 20, 2001 (date of inception) through December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the Consolidated Financial Statements, the accompanying consolidated balance sheet, as of December 31, 2004, and the consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the year then ended, have been restated to reflect the Company’s previously unrecorded nominal ownership interest in Navidec Financial Services, Inc. using the equity method of accounting, the reclassification of certain reorganization, acquisition and merger costs and the Company’s presentation as a development stage company.

Johnson Miller & Co., CPA’s PC

Midland, Texas

April 11, 2005 (December 20, 2005 as to the effects

of the restatement described in Note 3)

Exhibit “C”

BPZ Energy, Inc.

Pro-Forma Condensed Balance Sheet

Effects of the Spin-off of NFS

September 30, 2005 (Unaudited)

	BPZ as reported	NFS Spin-off	Pro-Forma

Current assets:	$31,214,799	$—	$31,214,799

Property and equipment, net	2,892,097	—	2,892,097
Restricted cash	1,455,953	—	1,455,953
Investment in NFS	423,142	(423,142)	—
Investment in Ecuador property	1,992,084	—	1,992,084
	$37,978,075	$(423,142)	$37,554,933

Current liabilities:	$404,643	$—	$404,643

Stockholders’ equity (deficit):
Common stock	58,680,464	(3,972,153)	54,708,311
Additional paid in capital - warrants and options	2,415,663	1,090,036 (a)	3,505,699
Deferred stock-based compensation	(4,477,000)	—	(4,477,000)
Stock subscription receivable	(230,825)	—	(230,825)
Common stock and warrants held by affiliate	(2,458,975)	2,458,975	—
Accumulated deficit	(16,355,895)	—	(16,355,895)
Total stockholders’ equity (deficit)	37,573,432	(423,142)	37,150,290

Total liabilities & stockholders’ equity (deficit)	$37,978,075	$(423,142)	$37,554,933

(a)     This amount represents the proceeds from the future exercise of outstanding stock options outstanding as of September 30, 2005, which will be distributed to NFS after the spin-off is consummated. Such proceeds were not reflected in the Black-Scholes valuation of such options in connection with the Merger.